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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37954

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__ AND ENDING __12/31/22__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __International Research Securities, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3010 LBJ Freeway, Suite 1200

(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Holland	972-888-6034	mholland@intlrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC

(Name – if individual, state last, first, and middle name)

718 Paulus	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)
09/22/2009		3631	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Michael Holland_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___International Research Securities, Inc._____, as of _December 31_____, 2 _022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President

Patti K. Smith

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

INTERNATIONAL RESEARCH SECURITIES, INC.

Financial Statements

With Supplemental Information

Year Ended December 31, 2022

INTERNATIONAL RESEARCH SECURITIES, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENTS

    Statement of financial condition   2

    Statement of operations   3

    Statement of changes in stockholder's equity   4

    Statement of cash flows   5

    Notes to financial statements   6-10

    Supplemental Information

        Schedule I: Computation of Net Capital Under Rule 15c3-1   11-12
                   of the Securities and Exchange Commission

        Schedule II: Computation for Determination of Reserve   13
                   Requirements Under Rule 15c3-3 of the Securities
                   and Exchange Commission

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   14
  ON MANAGEMENT'S EXEMPTION REPORT

BROKER-DEALER ANNUAL EXEMPTION REPORT   15



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of International Research Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of International Research Securities, Inc. as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Research Securities, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of International Research Securities, Inc.'s management. Our responsibility is to express an opinion on International Research Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to International Research Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of International Research Securities, Inc.'s financial statements. The supplemental information is the responsibility of International Research Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

We have served as International Research Securities, Inc.'s auditor since 2016.
Dallas, Texas
March 29, 2023

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash	$ 917,030
Commissions receivable	23,892
Securities owned at fair value	1,064,008
Other current assets	7,378
TOTAL ASSETS	**$ 2,012,308**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$ 15,451
Commissions payable	2,164
Acccrued interest payable on SBA Loan	48,797
Long-Term SBA Loan	1,636,300
Total Liabilities	1,702,712

Stockholder's Equity

Common Stock, 100,000 shares authorized of $1.00 par value, 11,000 shares issued and outstanding	11,000
Additional paid-in-capital	441,682
Retained earnings <deficit>	(143,086)
Total Stockholder's Equity	309,596
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 2,012,308**

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues		
Mutual Fund commission income	$	443,411
Insurance commission income		95,574
Dividend income		6,377
Total Revenues		545,362
Expenses		
Compensation		449,042
Regulatory fees and expenses		13,613
Occupancy		40,052
Professional fees		57,420
Interest expenses		47,797
Other operating expenses		31,838
Total Expenses		639,762
Loss before other income and provision for taxes		(94,400)
Realized net losses on securities owned		(12)
Unrealized net losses on securities owned		(258,138)
Loss before provision for taxes		(352,550)
Provision for state income taxes		-
Net Loss	$	(352,550)

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock	Additional Paid-in-Capital	Retained Earnings \<Deficit\>	Total
Balance, December 31, 2021	$11,000	$ 49,462	$ 209,464	$269,926
Contributions by stockholder	-	392,220	-	392,220
Net Loss	-	-	(352,550)	(352,550)
Balance, December 31, 2022	$11,000	$441,682	$ (143,086)	$ 309,596

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES

Net loss	$	(352,550)
Adjustments to reconcile net income to net cash provided		
(used) by operating activities:		
Realized net losses on securities owned		12
Unrealized net losses on securities owned		258,138
Changes in assets and liabilities		
Decrease in commission receivable		7,441
Increase in other current assets		(984)
Increase in accounts payable		3,167
Decrease in commissions payable		(29,169)
Increase in accrued interest payable		47,797
Net cash provided (used) by operating activities		(66,148)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sales of securities owned	479,767
Purchases of securities owned	(1,400,000)
Dividends re-invested in securities owned	(6,377)
Net cash provided <used> by investing activities	(926,610)

CASH FLOWS FROM FINANCING ACTIVITIES

SBA loan proceeds	1,486,300
Contributions by stockholder	392,220
Net cash provided by financing activities	1,878,520

Net increase in cash		885,762
Cash at beginning of year		31,268
Cash at end of year	$	917,030

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation:

International Research Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer-application way only and broker selling variable life insurance or annuities. The Company does not hold customer funds or securities. The Company's customers are located throughout the United States. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Commissions Receivable:

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Revenue Recognition:

The Company earns revenue for selling unaffiliated mutual funds and variable annuity products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage to, amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long client holds their investment or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Income Taxes:

The Company files as an "S" corporation for Federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporate level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements. The Company is liable for income taxes in the State of Texas, subject to certain exemptions.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, as described in Note 7. The increase or decrease in fair value is credited or charged to operations.

The Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Going Concern

The Company's financial statements have been presented on a going concern basis, which assumes that the shareholder will be able to provide additional capital as necessary should additional funding be required should the need arise.

NOTE 2 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $120,890 and net capital requirements of $113,514. The Company's ratio of aggregate indebtedness to net capital was 14 to 1.

NOTE 2 – Net Capital Requirements (Continued)

The Company invested in mutual funds between April and May 2022. The Company's mutual fund investments fluctuated in value due to changes in market conditions, which resulted in unrealized losses. Due to the recognition of the SBA Loan, accrued interest on the SBA Loan, and the unrealized losses, the Company was in net capital deficiency from April 2022 to September 2022.

The Company sold $450,000 of its mutual fund investments and the sole shareholder made $392,220 in capital contributions from June 2022 to December 2022, which brought the Company's required minimum net capital in compliance; however, the Company was still under 120% of the required minimum net capital in accordance with SEA Rule 17a-11(c)(3) from November 2022 to December 2022. The Company's sole shareholder in January 2023 contributed capital of $50,000 to increase the Company's net capital above 120% of its requirement.

NOTE 3 – Exemption from Rule 15c3-3

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer-application way only and broker selling variable life insurance or annuities.

NOTE 4 – Contingencies

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have adverse impact on the financial condition, results of operations, or cash flows of the Company. The Company had no commitments or contingencies that were required to be accrued or disclosed.

In July 2022, FINRA conducted an examination of the Company's net capital deficiency from April 2022 to September 2022. As a result of this examination, FINRA has elected to refer this matter to FINRA's Department of Enforcement, and the matter is still currently pending. There are transactions that are currently under regulatory review.

NOTE 5 – Concentration of Credit Risk

The Company is engaged in brokerage activities in which counter-parties primarily include mutual funds, 529 plans, and variable annuity companies throughout the United States. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and securities at fair market value. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits or SIPC protection. The Company believes that it is not exposed to any significant risk related to cash.

NOTE 6 – Related Party Transactions

The sole stockholder of the Company, a registered securities representative, generates most of the Company's revenues and related compensation expense. The Company is economically dependent upon the sole stockholder due to the concentration of services he provides. The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

NOTE 7 – Securities Owned

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Following is the description of the valuation methodologies used for the Company's assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022.

Mutual Funds – Mutual funds are generally priced at the ending net asset value ("NAV") provided by the service agent of the mutual funds.

Level 1:
Mutual funds	$1,064,008
Securities owned at fair value	$1,064,008

NOTE 8 – Market Risks and Uncertainties
Mutual funds are subject to market, or systematic, risk because there is no way to predict or control what will happen in the future or whether a given mutual fund will increase or decrease in value. The Company's mutual fund investments are subject to market or economy decline, causing the investments to lose value regardless of the performance or profitability of the issuing entity. This risk and uncertainty can subject the Company to losses that can affect its net capital requirement.

NOTE 9 – Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2022, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 10 – Recently Issued Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in line with prospective timelines.

NOTE 11 – Long-Term SBA Loan

In April 2022, the Company received a $1,486,300 low-interest Economic Injury Disaster Loan (EIDL) loan from the Small Business Administration (SBA) that helps businesses overcome the effects of the pandemic by providing working capital to meet operating expenses. The loan was consolidated with the $150,000 SBA loan received in March 2021 for a total SBA loan of $1,636,300. The loan is a 30-year loan with a 3.75% interest rate, where monthly payments of $7,799 are deferred for thirty months from the date of the original note; however, interest continues to accrue during the thirty-month delay. The Company has accrued interest on the loan of $47,797 for 2022. The loan is secured by the Company's tangible and intangible property and guaranteed by the stockholder. The deferment on the loan ends on September 30, 2023. Maturities of the loan payable are as follows:

Year Ending December 31,	Amount
2023	$ -
2024	-
2025	-
2026	16,549
2027	33,418
Thereafter	1,586,333
	$ 1,636,300

NOTE 12 – Subsequent Events
In January 2023, the Company's sole stockholder made two capital contributions totaling $50,000. The Company has evaluated events through March 29, 2023, the date that these financial statements were available to be issued and determined that no other subsequent events or transactions were required to be recognized or disclosed.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2022

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2022

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	309,596
Deductions and/or charges		
Non-allowable assets:		
Other assets		(29,105)
Net capital before haircuts on securities positions		280,491
Haircuts on securities (computed, where applicable, pursuant		
pursuant to Rule 15c3-1(f))		(159,601)
Net Capital	$	120,890

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Acccounts payable	$	15,451
Commissions payable		2,164
Accrued interest pyable on SBA Loan		48,797
Long-Term SBA Loan		1,636,300
Total aggregate indebtedness	$	1,702,712

See accompanying report of independent registered public accounting firm.

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2022

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	113,514
Minimum dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Minimum Net Capital Requirement	$	113,514
Net Capital in Excess of Minimum Required	$	7,376
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	(49,381)

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   14 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2022 and the corresponding unaudited filing of part IIA of the FOCUS Report/Form X-17a-5 filed by International Research Securities, Inc. Accordingly, no reconciliation is necessary.

See accompanying report of independent registered public accounting firm.

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation for Determination of Reserve Requirements and Information Relating to the Possession or
Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2022

EXEMPTIVE PROVISIONS

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer-application way only and broker selling variable life insurance or annuities. As a Non-Covered Firm, the Computation of Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public

Accounting Firm on Management's

Exemption Report



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of International Research Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) International Research Securities, Inc. ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer on application way only basis where the funds are payable to the issuer or its agent and not the company, and broker selling variable life insurance or annuities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2022, without exception.

International Research Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Research Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co., PC

Dallas, Texas
March 29, 2023



INTERNATIONAL
RESEARCH

INTERNATIONAL RESEARCH SECURITIES, INC.

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2022

International Research Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer on application way only basis where the funds are payable to the issuer or its agent and not the company, and broker selling variable life insurance or annuities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

INTERNATIONAL RESEARCH SECURITIES, INC.

I, Michael Holland, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Michael Holland
CEO

March 29, _____, 2023